Richard H. Kirk Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-925-3707 richard.kirk@prudential.com

January 29, 2021

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Registration Statement on Form S-3
    Prudential Annuities Life Assurance Corporation (Registrant)

Members of the Commission:
Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced Registration Statement on Form S-3 is hereby requested to February 2, 2021 or as soon thereafter as practicable.
If you have any questions, please call Richard Kirk at 203-925-3707.
Very truly yours,
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION

By: /s/Richard H. Kirk
    Richard H. Kirk
    Vice President, Corporate Counsel

PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.

By: /s/Maria Stewart
    Maria Stewart
    Assistant Secretary